

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 9, 2017

Robert Cagnazzi
Chief Executive Officer
Presidio, Inc.
One Penn Plaza, Suite 2832
New York, New York 10119

> **Re:** **Presidio, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 7, 2017**
> **CIK No. 0001631825**

Dear Mr. Cagnazzi:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3483 with any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc:     Gordon S. Moodie
        Marshall P. Shaffer
        Wachtell, Lipton, Rosen & Katz